UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-14770

COLLECTIVE BRANDS, INC.

(Exact name of registrant as specified in its charter)

3231 Southeast Sixth Avenue Topeka, Kansas 66607-2207 (785) 233-5171

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.01 par value Series A and Series B 8.25% Senior Subordinated Notes Due 2013

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $.01 par value – 1 holder

Series A and Series B 8.25% Senior Subordinated Notes Due 2013 – Less than 300 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Collective Brands, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 22, 2012	By:	/s/ Harold J. Herman, II
		Name:	Harold J. Herman, II
		Title:	Secretary